Exhibit 99.1
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications – +31 40 268 3949
Ryan Young — Corporate Communications – +81 3 5793 1846
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations – +1 480 383 4005
Franki D’Hoore — Investor Relations – +31 40 268 6494
ASML Sets Productivity Records Across the Spectrum of TWINSCAN Models; Establishes New Standards of Semiconductor Manufacturing Capability
VELDHOVEN, the Netherlands — November 19, 2008 — ASML Holding NV (ASML) today announces that productivity records have been set by its TWINSCAN™ platform of lithography systems. 76 TWINSCAN systems have now reached the milestone of processing more than one million wafers in 12 months’ time.
In October 2007 a TWINSCAN XT:400E iLine scanner was the first system to process one million wafers within a 365 day period. One year later that achievement has grown to 76 systems and includes iLine, KrF and ArF models. Approximately two-thirds of the record setting systems are processing 300-mm wafers, with the remaining third running 200-mm wafers.
“Three years ago we started an ambitious productivity program. We set a target that a customer should be able to process one million wafers on one scanner within one year. We knew this would require innovative improvements in design as well as improved integration with remote and on-site customer service. Many customers used the opportunity to introduce their own process flow improvements to the program. Thanks to this combined focus and dedication, we managed to set a new standard in lithography productivity,” said Frits van Hout, designate member of ASML’s Board of Management who was in charge of Customer Service at the start of the program.
“These achievements demonstrate ASML’s commitment to continuous improvement of value of ownership for our customers, whether through shrink of features or, as in this case, higher productivity,” said Martin van den Brink, ASML’s executive vice president of marketing and technology. “By providing industry-leading productivity ASML’s customers benefit as they have an opportunity to produce more chips and generate more revenue.”
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and

NASDAQ under the symbol ASML. ASML has more than 6,750 employees, serving chip manufacturers in more than 60 locations in 16 countries.